Exhibit 1

Compugen Ltd. to Review Fourth Quarter and Full Year 2007 Results
on Tuesday, February 19, 2008

Conference call to be held at 10:00 AM EST

TEL AVIV, ISRAEL, February 12, 2008 – Compugen Ltd. (NASDAQ: CGEN) today announced that the Company plans to host a live conference call and webcast on Tuesday, February 19, 2008 at 10:00 AM EST to review fourth quarter and full year 2007 results. The quarterly and full year results will be released prior to the conference call.

During the conference call, Martin Gerstel, Compugen’s Chairman, will provide a brief review of portions of a corporate presentation that will be posted on the Company’s website on February 19 at 7:00 AM EST. It is suggested that participants in the call have access to the presentation during the call. To access the presentation, please go to http://www.cgen.com/Content.aspx?Page=financial_reports. The portions of the presentation that will be discussed focus on the Company’s methodology followed by its research and discovery efforts and the advantages of this approach as demonstrated through step by step examples in selected fields.

To access the conference call, please dial 1-888-668-9141 from the US or +972-3-918-0610 internationally. The call will also be available via live webcast through Compugen’s Website, located at www.cgen.com.

A replay of the conference call will be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-888-326-9310 from the US or +972-3–925-5900. The replay will be available until 12 noon EST on February 22, 2007.

About Compugen
Compugen’s mission is to be the world leader in the discovery and licensing of product candidates to the drug and diagnostic industry. Our business model focuses on maximizing the number of products in the development pipelines of pharmaceutical and diagnostic companies worldwide under revenue sharing licensing agreements. Our means to accomplish these objectives relies on a growing inventory of powerful proprietary discovery engines that enable the predictive discovery – field after field – of numerous therapeutic and diagnostic product candidates. This capability is built on the Company’s long-term pioneering efforts in creating world-leading computational biology platforms, systems and tools, and in obtaining deeper understandings of important biological phenomena at the molecular level. Included in our growing list of collaborations are Biosite, Diagnostic Products Corporation (a Siemens company), Medarex, Inc., Merck & Co., Inc., Ortho-Clinical Diagnostics (a Johnson & Johnson company), Roche, and Teva Pharmaceutical Industries. Compugen has established an agricultural biotechnology affiliate – Evogene, and a small-molecule drug discovery affiliate – Keddem Bioscience. For additional information, please visit Compugen’s corporate Website at www.cgen.com.

Company contact: Naomi Rabbie Corporate Communications Manager Compugen Ltd. Email: naomir@cgen.com Tel: +972-52-598-9894